FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of February 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date:February 10 2005

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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated 10 February
                            2005
                            'Directorate Change'

Exhibit 99



             UNILEVER STREAMLINES ITS LEADERSHIP STRUCTURE

-Dual Chairman/CEO structure to be abandoned

-Antony Burgmans will become non-executive Chairman of N.V. and PLC

-Patrick Cescau will become Group Chief Executive

-New Executive Team, chaired by Group Chief Executive, replaces

-Executive Committee and Divisions

-Executive Directors to be reduced from seven to four

-Implementation to begin immediately and new organisation effective from April 2005

-Review of Corporate Structure to be led by the Chairman

Unilever today announces a series of significant changes to streamline its management and leadership. The changes see the creation of the positions of a new single non-executive Chairman and a new Group Chief Executive.

Antony Burgmans, currently Chairman of Unilever N.V., will become non-executive Chairman of both Unilever N.V. and Unilever PLC responsible for managing the Boards. It is expected that this position will be filled in the course of 2007 by an independent non-executive director.

Patrick Cescau, currently Chairman of Unilever PLC, will take on the role of Group Chief Executive responsible for all operations.

Bertrand Collomb, currently Senior Independent Director, will in addition assume the role of non-executive Vice-Chairman of both Unilever N.V. and Unilever PLC.

The streamlining of the business sees three directors step down from the Boards and one new appointment reducing the number of executive members from seven to four.

The current Executive Committee, the Foods and Home and Personal Care (HPC) divisions, and the 11 business groups will be eliminated. Full executive authority will be devolved to the Group CEO and his new operating team. This will consist of three Regional Presidents (Europe, Americas, Asia/Africa), two Category Presidents of Foods and HPC, the Chief Financial Officer, and the Chief Human Resources Officer.

A team is ready to implement the changes and the business will be operated along the new lines from April 2005.

Additionally a review of the Group structure will be undertaken, led by the Chairman, reporting to the 2006 AGMs.

Antony Burgmans said: "Today is a hugely important day in the long and distinguished history of our company. We have recognised the need for greater clarity of leadership and we are moving to a simpler leadership structure that will provide a sharper operational focus. We are leaving behind one of the key features of Unilever's governance but this is a natural development following the changes introduced last year.

"The decisions announced today provide the right platform for Unilever to focus on the needs of our customers and consumers and to re-ignite growth.

"With regard to the review of our corporate structure, our current arrangements have served us well. Nevertheless, it is now appropriate to review whether they will continue to do so into the future.

"I would like to pay tribute to three of my colleagues who will be retiring from the Boards. Andre van Heemstra, Keki Dadiseth and Clive Butler have all had long and distinguished careers with Unilever, and we thank them all for their contributions."

Patrick Cescau said; "I am excited to have been entrusted with this new challenge.

"These changes are designed to make us more competitive in the marketplace. The fusion of our businesses under the leadership of three Regional Presidents gives us the ability to truly leverage our scale and to service our customers more effectively. The two Category Presidents will concentrate on brand management and activation driven always by consumer needs and aspirations.

"The de-layering of the top management brings simplicity, clarity of leadership and greater accountability. And now we have the right people in the right roles focusing on the right issues.

"We are all determined to return Unilever to the kind of performance the shareholders expect."

The formal creation of the Chairman and Group Chief Executive roles will be presented to shareholders for adoption at the Annual General Meetings in May when, in addition, Ralph Kugler will be nominated for election as a Director of the Boards of Unilever.
                                     -o0o-
February 10, 2005

Executive Team
Patrick Cescau      Group Chief Executive
Rudy Markham        Chief Financial Officer
Kees van der Graaf  President, Europe
Ralph Kugler        President, Home and Personal Care
Vindi Banga         President, Food
John Rice           President, Americas
Harish Manwani      President, Asia/Africa
Sandy Ogg           Chief Human Resources Officer

Biographies:

Antony Burgmans (58)
Antony joined Unilever in 1972, working as marketing assistant at Lever, Netherlands on the dishwater detergent, SUN. Later, he held marketing and sales positions in the company's detergents businesses in Indonesia and the Netherlands. In 1982, he was appointed marketing and sales director of Lever in the Netherlands and in 1985, became marketing director of Lever Germany. Three years later, he was appointed chairman of PT Unilever Indonesia. In 1991, he became Personal Care Products Director of Unilever. Antony assumed responsibility for Ice Cream and Frozen Foods, Europe in 1994 and, later that year, was appointed Chairman of the Europe Committee, which co-ordinated Unilever's European activities. In 1998, he was appointed Vice Chairman of Unilever N.V. and became Chairman of Unilever N.V in 1999. Antony is also a member of the Supervisory Board of ABN AMRO bank, a member of the International Advisory Board of Allianz AG and Non-Executive Director of BP plc.

Patrick Cescau (56)
Patrick joined Unilever France in 1973, before moving to Germany in 1980, when he became Chief Accountant. From 1984 to 1986, Patrick was a commercial member Edible Fats and Dairy Co-ordination in Rotterdam, after which he was appointed Financial Director of Unilever Indonesia. After a two year posting to Unilever Portugal, he returned to Indonesia in 1991 to become Chairman. Four years later, he moved to the United States where he took over as President and CEO at Van den Bergh Foods and in 1997, he became President of Lipton, following the merger of Lipton and Van den Bergh. The following year, he was promoted to Controller and Deputy Financial Director, before being appointed Financial Director of Unilever in 1999. He relinquished that role to head the Bestfoods integration team and became Foods Division Director in 2001. He was appointed Co-Chairman in September 2004. Patrick is also a Non-Executive Director of Pearson plc. In January 2005 he was awarded the Legion d'Honneur.
Executive Team biographies:

Rudy Markham (58)
Rudy joined Unilever in 1968 as a commercial management trainee with Wall's Meat Company in the UK and spent most of his early career in commercial functions in countries across Europe, before being appointed Financial Director of Unilever Switzerland. He was appointed head of the financial department in Rotterdam in 1984 and became Group Treasurer of Unilever in 1986. From 1989, Rudy was based in the East Asia Pacific region, first as Chairman and CEO of Unilever in Australia and New Zealand and later, as Chairman and CEO of Unilever's operations in Japan. He took up the role of President for the North East Asia Business Group in 1997, responsible for operations in China, Hong Kong, Japan, South Korea and Taiwan. In 1998, he became Strategy & Technology Director of Unilever and was appointed Financial Director in August 2000, a role that includes responsibility for IT. Rudy is also a Non-Executive Director of Standard Chartered plc.

Kees van der Graaf (54)
Kees joined Unilever in 1976 as a trainee with Calve De Betuwe in the Netherlands and held a variety of marketing and general management positions across the Foods categories, becoming Brands Director for Frigo in Spain in 1986 and Chairman of Lipton-Sais in Switzerland in 1994. Kees was appointed Senior Vice President Ice Cream in the Foods and Beverage Europe business group in 1996 and became President of the Ice Cream Frozen Foods business group in 2001, before becoming Foods Division Director in May 2004.

Ralph Kugler (48)
Ralph joined Unilever in 1979 as brand manager at Elida Gibbs (Unilever's personal care company in the UK). He spent 3 years from 1985 in South Africa as a marketing manager, before returning to the UK and then moving on to become Marketing Director for Unilever's Home & Personal Care business in Brazil in 1990. Two years later, Ralph was appointed Chairman of Unilever Malaysia, and in 1995, he moved to become Chairman of Unilever Thai Holdings. In 1999, he was appointed President of the Latin America Business Group and was appointed President, Home & Personal Care, Europe in 2001. He is also a non-executive director of Intercontinental Hotels plc.

Vindi Banga (50)
Vindi joined Unilever in 1977 and held a variety of sales and brand marketing positions, including in the UK, until he was appointed Detergents Director for Hindustan Lever and Soaps & Detergents Category Leader for Unilever's Central Asia and Middle East Region in 1995. He subsequently became Senior Vice President for Hair & Oral Care in 1998, based in the UK, before becoming Chairman of Hindustan Lever in 2000 and latterly, Business Group President for Home & Personal Care Asia in July 2004. Vindi is also a director on the Board of Maruti Udyog Ltd., India's largest car manufacturer.

John Rice (53)
John joined Unilever in 1986 when Unilever acquired Chesebrough Ponds. Until 1990, he was marketing Vice President for Ragu, when he became Marketing Director at Birds Eye Wall's in the UK. In 1994, he became Senior Vice President and General Manager of the Personal Wash & Home Care business group at Lever Brothers in the US. Two years later, he was appointed President and Chief Operating Officer of Lever Brothers and in 1997, this role was expanded to include Chesebrough Ponds. John was appointed president and CEO of Unilever's Lipton Foods business in the USA, in 1998 and then made President, Unilever Bestfoods Latin America, in 2000. He returned to North America in 2003 when he was appointed President and CEO of Unilever Foods North America. John is also a member of the Board of Directors of Johnson Diversey Holdings.

Harish Manwani (51)
Harish joined Unilever in 1976 in India and worked in several sales and marketing positions, before joining the Board of Hindustan Lever Ltd in 1995 as Personal Products business Director. He was also Personal Products Category Leader for the Central Asia and Middle East (CAME) business group and a member of the International Category Boards for Oral, Skin Care and Hair categories. In 2000, he moved to the UK as Senior Vice President for the Hair Care and Oral Care categories and in 2001 was appointed President, Home & Personal Care Latin America. In 2004, Harish was appointed President, Home and Personal Care North America.

Sandy Ogg (51)
Sandy joined Unilever in 2003 from Motorola, as Senior Vice President Human Resources for the Foods Division. Before joining Motorola as Senior Vice President management development, Sandy spent 15 years in consulting in leadership and organisational effectiveness. He began his career as a line officer in the US Coast Guard.

For more biographical information see:
www.unilever.com/company/unilevertoday/companystructure

For more information:
Press                                     Investors
Tim Johns            +44 20 7822 6805     John Rothenberg      +44 20 7822 6824
Tom Gordijn          +31 10 217 4844      Philip de Klerk      +31 10 217 3859
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Richard van der Eijk +31 10 217 4844